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                                                               EXHIBIT (a)(5)(C)


Contact:
Joe Podolski, President and CEO
podolski@zonagen.com
281-719-3447
FOR IMMEDIATE RELEASE


             ZONAGEN COMMENCES MODIFIED "DUTCH AUCTION" TENDER OFFER

         (The Woodlands, Texas) - November 19, 2003 - Zonagen, Inc. ("Zonagen") (NASDAQ: ZONA) announced today that it has commenced its previously announced modified "Dutch Auction" tender offer to purchase up to 9,836,065 shares (or up to approximately 86%) of its outstanding common stock at a purchase price per share no greater than $2.10 nor less than $1.83. Under the terms of the proposed offer, Zonagen will select the lowest purchase price that will allow it to purchase the lesser of (1) all of the shares tendered prior to the expiration date or (2) a number of shares with an aggregate purchase price of $18 million. Zonagen will pay the same price to all stockholders. If more shares are tendered than Zonagen can purchase for an aggregate purchase price of $18 million, Zonagen will first purchase all of the shares held by stockholders holding less than 100 shares and will then purchase the remaining shares on a pro rata basis. The offer begins today and will expire at 12:00 midnight, Eastern Standard Time, on December 19, 2003, unless the offer is extended by Zonagen.

         The offer is subject to, among other things, at least 30% of the shares being tendered. The offer is subject to a number of additional terms and conditions, which are detailed in the Offer to Purchase being mailed to all stockholders. The Offer to Purchase also describes Zonagen's plans after the completion of the tender offer. The Company urges stockholders to read that document carefully.

         Zonagen has 11,479,648 shares of common stock outstanding. The closing price for Zonagen's common stock on The Nasdaq National Market on October 16, 2003, the last day of trading before the announcement of the tender offer, was $1.68 per share.

         Zonagen's Board of Directors approved this offer. However, neither Zonagen nor its Board of Directors make any recommendation as to whether stockholders should tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and at what price.

         ZONAGEN URGES ALL STOCKHOLDERS TO READ THE OFFER TO PURCHASE AND RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS MAY OBTAIN A COPY OF THE OFFER TO PURCHASE AND RELATED DOCUMENTS FOR FREE AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. ZONAGEN WILL ALSO PROVIDE AT NO CHARGE A COPY OF THE OFFER TO PURCHASE AND ANY OTHER RELATED DOCUMENTS TO ANY STOCKHOLDER WHO DOES NOT RECEIVE SUCH DOCUMENTS BY CONTACTING ZONAGEN AT (281) 719-3400 AFTER THE MAILING HAS BEEN COMPLETED.

         ABOUT ZONAGEN

         Zonagen is engaged in the development of pharmaceutical products that address diseases and conditions associated with the human reproductive system.

         THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING ZONAGEN'S TENDER OFFER. FACTORS THAT MAY AFFECT FUTURE RESULTS INCLUDE THE RESPONSE OF STOCKHOLDERS TO THE TENDER OFFER, FUTURE GENERAL AND SECTOR ECONOMIC AND MARKET CONDITIONS, THE IMPACT OF GOVERNMENTAL REGULATION OF TENDER OFFERS AND DECISIONS OF THE BOARD OF DIRECTORS. PLEASE REVIEW REPORTS FILED BY ZONAGEN, INCLUDING THE OFFER TO PURCHASE, FOR ADDITIONAL INFORMATION CONCERNING FACTORS THAT COULD AFFECT ZONAGEN'S BUSINESS.